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MAY 16 2005

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SEC FILE NUMBER
8- 46669

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage Services, Inc. (DBA Security Capital Brokerage, Inc.)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Galleria Parkway, Suite 560
(No. and Street)

Atlanta (City) GA (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bela Kovacs (770) 953-0090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pechter & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

200 Galleria Parkway, Suite 880, Atlanta, Georgia 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 20 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/19 LM

(L)

OATH OR AFFIRMATION

I, Lynn Blake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Capital Brokerage, Inc. as of February 21, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA SAGAERT
MY COMMISSION EXPIRES
DEC
2
2006
COBB COUNTY, GEORGIA
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CAPITAL BROKERAGE, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

SECURITY CAPITAL BROKERAGE, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

C O N T E N T S

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Statement of changes in liabilities subordinated to claims and general creditors	6
Notes to financial statements	7-8
SUPPLEMENTARY INFORMATION	
Supplementary Information Pursuant to Rule 17a-5, 15c3-1 and 15c3-3 of the Securities and Exchange Act of 1934	9-13
Independent Auditor's Report on Internal Accounting Control Required by the SEC Rule 17a-5	14-15

PECHTER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 Galleria Parkway, Suite 880
Atlanta, Georgia 30339

(770) 850-8808 Fax (770) 850-8901

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Security Capital Brokerage, Inc. as of December 31, 2004, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Capital Brokerage, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



February 21, 2005

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 15,507
Due from related parties	466,986
Deposit	25,000
	507,493
PROPERTY, PLANT & EQUIPMENT	
Equipment	17,467
Furniture and fixtures	18,102
	35,569
Accumulated depreciation	(35,569)
	0
	$ 507,493

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Income taxes payable	$ 857
Fees payable	5,000
	5,857

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY	
Common stock, no-par value, 1,000 shares authorized, 100 shares issued and outstanding	500
Additional paid-in capital	15,500
Retained earnings	485,636
	501,636
	$ 507,493

See accompanying notes and auditor's report.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF INCOME
For the year ended December 31, 2004

REVENUE	
Commission income	$ 38,684
EXPENSE	
Bank charges	33
Commissions	13,843
Dues and subscriptions	2,180
Exchange fees	1,168
Insurance	150
Interest expense	2
Office expenses	95
Online fees	9,142
Miscellaneous	3,072
Postage	311
Professional fees	4,362
Total expenses	34,358
Net income before income taxes expense	4,326
INCOME TAX EXPENSE	
Federal	612
State	245
	857
Net income	$ 3,469

See accompanying notes and auditor's report.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2004

	Common Stock	Paid-in Capital	Retained Earnings
Balance at January 1, 2004	$ 500	$ 15,500	$ 482,167
Decrease in Paid-in Capital	0	0	0
Net income	0	0	3,469
Balance at December 31, 2004	$ 500	$ 15,500	$ 485,636

See accompanying notes and auditor's report.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 38,684
Cash paid to representatives and suppliers	(34,358)
Income tax benefit	1,210
Net cash provided by operating activities	5,536
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Net receipts from related party	2,059
Net cash provided by financing activities	2,059
Net increase in cash	7,595
Cash, beginning	7,912
Cash, ending	$ 15,507

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 3,469
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in benefit from net operating loss	1,210
Increase in income taxes payable	857
Total adjustments	2,067
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 5,536

See auditor's report.

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS AND GENERAL CREDITORS
For the year ended December 31, 2004

Subordinated liabilities at December 31, 2003	$ - -
Payment of subordinated liability	- -
Subordinated liabilities at December 31, 2004	$ - -

See accompanying notes and auditor's report.

SECURITY CAPITAL BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
See Auditor's Report

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Organization - Security Capital Brokerage, Inc. is a Georgia corporation formed exclusively to provide brokerage to individual and institutional investors in stocks, bonds, debentures, negotiable instruments and other securities on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Exchange and any other exchange at the sole discretion of the Board of Directors.

Depreciation - The modified accelerated depreciation cost recovery system (MACRS) of depreciation is followed for all assets for financial reporting purposes and for tax purposes.

Revenues and expenses - Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on the settlement date and management fees are recorded on the offering date.

Cash and cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates. Changes to estimates are recognized in the year in which the revisions are determined.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c 3-1) of the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital of $5,000 and that its aggregate indebtedness not exceed fifteen times its net capital, as those terms are defined by the rule. At December 31, 2004, the Company had net capital of $34,340, which was $29,340 in excess of its net capital requirement. The Company's aggregate indebtedness did not exceed fifteen times its net capital at December 31, 2004.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company's net receipts from the parent corporation decreased the receivable by $2,059 during the year ended December 31, 2004. The balance at December 31, 2004 was $466,986, bearing no interest. The parent corporation pays the rent for the leased office space for the Company as well other administrative expenses.

For the year ended December 31, 2004, commissions paid to the sole stockholder of the parent corporation were $13,843.

NOTE 4. INCOME TAXES

During the year ended December 31, 1996, the stockholder established a holding company. The parent company, wholly owned by the previous sole stockholder of the Company, purchased all of the outstanding stock of Security Capital Brokerage, Inc. The holding company will be responsible for paying all income tax liabilities generated by its subsidiaries and certain administrative expenses. The income taxes reflected in the financial statements represent a tax provision as if the Company were filing a separate income tax return.

Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
As of December 31, 2004

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004
See Auditor's Report

NET CAPITAL	
Total stockholder's equity	$ 501,636
Total stockholder's equity qualified for net capital	501,636
Deduct: Non-allowable assets	466,986
Net capital before haircuts on securities positions	34,650
Haircuts on securities	
C. Trading and investment securities:	
4. Other securities	310
Net capital	$ 34,340
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate Indebtedness)	$ 333
Minimum net capital required	$ 5,000
Excess net capital	$ 29,340
Excess net capital at 1000%	$ 33,840
Ratio: Aggregate indebtedness to net capital	0.15 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION in Part II of Form X-17A-5 as of December 31, 2004	
Net capital, as reported in Company's Part II FOCUS report	$ 35,197
Net audit adjustments	(857)
Net capital from above	$ 34,340

SCHEDULE I (cont'd)

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2004
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2004.

SCHEDULE II

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2004.

SCHEDULE III

SECURITY CAPITAL BROKERAGE, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2004.

SCHEDULE IV

SECURITY CAPITAL BROKERAGE, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMER REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2004
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2004.

PECHTER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
200 Galleria Parkway, Suite 880
Atlanta, Georgia 30339
(770) 850-8808 Fax (770) 850-8901

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Capital Brokerage, Inc. that we consider relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices described in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures to the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above stated objectives. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 (cont'd)

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

For all of the internal control structure categories listed above, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk.

A material weakness is a reportable condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and this study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

February 21, 2005